Exhibit 99.1

Ballard CFO to Present at Jefferies 2015 Industrials Conference in New York City

VANCOUVER, Aug. 7, 2015 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announced that the Company's Chief Financial Officer, Tony Guglielmin, will be presenting at the Jefferies 2015 Industrials Conference in New York City on Monday, August 10, 2015 at 2:40 p.m. ET (11:40 a.m. PT).

Mr. Guglielmin will discuss Ballard's strategic direction within the fast-growing fuel cell sector and provide a review of the Company's latest reported results, including the recent announcement regarding Ballard's proposed acquisition of Protonex Technology Corporation. A link to the live audio and webcast of the presentation will be available at www.ballard.com under events. Ballard recommends registering at least 10 minutes prior to the start of the session to ensure timely access.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 12:30e 07-AUG-15